HORIZON SPACE ACQUISITION I CORP.

December 20, 2023

Mr. Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Horizon Space Acquisition I Corp. Form 10-K for the year ended December 31, 2022 File No. 001-41578

Dear Mr. Efron:

This letter is in response to the letter dated December 19, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Horizon Space Acquisition I Corp. (the “Company,” “we,” and “our”).  For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 10-K for the year ended December 31, 2022

General

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Reference is made to disclosures within your definitive proxy statement filed on September 8, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

Response: We hereby confirm the receipt of this comment letter and further confirm that we will incorporate the required disclosures in the Company’s future periodic filings accordingly.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]

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